Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

October 25, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluejay Diagnostics, Inc.

Registration Statement on Form S-1

Filed October 4, 2021

File No. 333-260029

Ladies and Gentlemen:

This letter is being submitted on behalf of Bluejay Diagnostics, Inc. (the “Company”) in response to the comment letter, dated October 15, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed October 4, 2021 (the “Registration Statement”).

The Company’s Amendment No.1 to its Form S-1 Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission.

For the Staff’s convenience, we have repeated the Staff’s comment prior to the Company’s response in bold italics.

Draft Registration Statement on Form S-1

Dilution, page 31

1. Please revise the presentation to disclose historical net tangible book value (deficit) prior to the presentation of pro forma net tangible book value.

Response: The Registration Statement has been revised to include the above referenced presentation.

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Securities and Exchange Commission

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Gordon Kinder, Chief Financial Officer
Ralph De Martino, Schiff Hardin LLP